

June 30, 2015

Via e-mail
Jon C. Biro
Senior Vice President and Chief Financial Officer
Exterran Holdings, Inc.
4444 Brittmoore Road
Houston, Texas 77041

>   **Re: Exterran SpinCo, Inc.**
>   **Amendment No. 2 to Form 10-12B**
>   **Filed June 19, 2015**
>   **File No. 001-36875**

Dear Mr. Biro:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis of Financial Condition…, page 68

Costs and Expenses, page 75

1. You disclose on page 75 that you evaluated various long-lived assets for impairment and as a result, recognized impairments of $4.6 million during the quarter ended March 31, 2015. Please revise to describe specifically which assets were evaluated for possible impairment and the triggering events which caused to you evaluate those assets for impairment. To the extent that you have significant idled assets as of March 31, 2015, please refer to ASC 360-10-35-21 and revise your critical accounting policies for long-lived assets on page 93 to address the following as of the most recent period presented:

-   Disclose the carrying values of idled assets;

-   Disclose your depreciation policy for idled assets. To the extent that depreciation has been halted, quantify the amount of depreciation that was not recorded during each period presented; and

-   Explain how you evaluated idled assets for impairment. Your discussion should describe the most significant assumptions used in your impairment analysis and include a sensitivity assessment addressing how changes in those assumptions could impact your financial statements in future periods.

Condensed Consolidated Financial Statements, page F-38

Notes to Condensed Combined Financial Statements, page F-43

General

2. Please revise to disclose the change to Exterran SpinCo. Inc.'s name as well as the date through which subsequent events have been evaluated. Please refer to ASC Topic 855-10-50.

9. Stock-Based Compensation, page F-49

3. You disclose on pages F-50 and F-51 that you expect an aggregate of approximately $12 million of unrecognized compensation cost related to stock-based options and awards issued to employees directly involved in your operations to be recognized over the next 2.4 years. We note your disclosure on page 48 regarding the treatment of Exterran Holdings stock based awards following the spin-off. Please tell us if your financial statement disclosure includes the effect of any modifications for awards that are expected to be outstanding following the spin-off or if you intend to disclose the effect of those modifications in a future amendment.

You may contact Mindy Hooker at (202)551-3732 or Lisa Etheredge at (202)551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Ryan Maierson (*via e-mail*)
Latham & Watkins LLP